EXHIBIT 23.2





                    INDEPENDENT AUDITORS' REPORT ON SCHEDULE


To the Board of Directors and Shareholders of Nanometrics, Incorporated

We have audited the consolidated financial statements of Nanometrics Incorporated as of December 31, 2000 and 2001, and for each of the three years in the period ended December 31, 2001, and have issued our report thereon dated February 13, 2002. Our audits also included the financial statement schedule listed in Item 14(a)(2). This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.






Deloitte & Touche LLP
San Jose, California
February 13, 2002


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